Exhibit 99.1

Kaixin Auto Holdings Announces Entry into a Subscription Agreement

BEIJING, June 12, 2020 (GLOBE NEWSWIRE) -- Kaixin Auto Holdings (“Kaixin” or the “Company”) (NASDAQ: KXIN), one of the primary dealership networks in the premium used car segment in China, today announced that it entered into a subscription agreement (the “Subscription Agreement”) on June 10, 2020 with Shareholder Value Fund (the “Subscriber”), which was the sponsor of Kaixin’s predecessor, CM Seven Star Acquisition Corporation.

Pursuant to the Subscription Agreement, subject to customary closing conditions, the Company has agreed to issue 4,213,629 ordinary shares of the Company, par value 0.0001 per share, to the Subscriber. As consideration for such issuance, the following indebtedness will be cancelled in full upon closing:

•	that certain promissory note dated as of April 9, 2018 in the principal amount of US$500,000 issued by the Company to the Subscriber,

•	that certain promissory note dated as of January 24, 2019 in the principal amount of US$1,100,000.00 issued by the Company to the Subscriber,

•	that certain convertible promissory note dated as of January 24, 2019 in the principal amount of US$1,013,629.30 issued by the Company to the Subscriber, and

•	a prepayment of US$1,600,000 to the Company by the Subscriber in June 2019.

Other than the debt cancellation set out above, no cash or other consideration will be paid by the Subscriber under the Subscription Agreement.

About Kaixin Auto Holdings

Kaixin Auto Holdings is one of the primary dealership networks in the premium used car segment in China. Supported by the rapid growth of China's used car market and leveraging its own hybrid business model that offers both strong online and offline presence, Kaixin has transformed itself from a tech-enabled financing platform into a nationwide dealer network that combines both self-owned and affiliated dealers as well as value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Kaixin may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Kaixin’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the social networking site market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with used auto dealerships; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kaixin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

Kaixin Auto Holdings

Randall Xu
Tel: +86 (10) 8448-1818
Email: randall.xu@renren-inc.com

SOURCE: Kaixin Auto Holdings